

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 23, 2024

Swin Chatsuwan
Chief Executive Officer
Zapp Electric Vehicles Group Limited
87/1 Wireless Road
26/F Capital Tower
All Seasons Place
Lumpini, Patumwan
Bangkok 10330 Thailand

> **Re: Zapp Electric Vehicles Group Limited**
> **Registration Statement on Form F-1**
> **Filed on July 19, 2024**
> **File No. 333-280921**

Dear Swin Chatsuwan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Dorothee Fischer-Appelt